                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                              The Diana Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $1.00
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    252790100
- --------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Scot A. Rosenblum
                           WisdomTree Associates, L.P.
                            1633 Broadway, 38th Floor
                            New York, New York 10019
                                 (212) 843-2782
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 821-8000

                                September 9, 1996
- --------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

               If the  filing  person has  previously  filed a  statement  on
     Schedule  13G to report the  acquisition  which is the  subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

     Check the following box if a fee is being paid with this statement: |_|

                                  SCHEDULE 13D



- ---------------------------------                 ------------------------------
CUSIP No.  252790100                              Page    2    of    13   Pages
          -----------------------                      -------    -------
- ---------------------------------                 ------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Capital Management, Inc.                     I.D. #13-3729429
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)   [ ]

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             251,450 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH

                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         251,450 shares of Common Stock
- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     251,450 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -----------------------------                 ----------------------------------
CUSIP No.  252790100                          Page    3    of    13   Pages
          -------------------                      -------    -------
- -----------------------------                 ----------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Associates, L.P.                               I.D. #13-3729430
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                  (b) [X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             219,900 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         219,900 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     219,900 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- -----------------------------------               ------------------------------
CUSIP No.  252790100                              Page    4    of    13   Pages
          -------------------------                    -------    -------
- -----------------------------------               ------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     WisdomTree Offshore, Ltd.
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     WC
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             31,550 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         31,550 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     31,550 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


- ---------------------------------                -------------------------------
CUSIP No.  252790100                             Page    5    of    13   Pages
          -----------------------                     -------    -------
- ---------------------------------                -------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Jonathan L. Steinberg                                I.D. ####-##-####
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                   (b) [X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------

 4   SOURCE OF FUNDS*

     AF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             251,450 shares of Common Stock
  OWNED BY
    EACH
  REPORTING
 PERSON WITH

               --------- -------------------------------------------------------
                  9      SOLE DISPOSITIVE POWER

                         0 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         251,450 shares of Common Stock
- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     251,450 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ---------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



- ----------------------------------                ------------------------------
CUSIP No.  252790100                              Page    6    of    13   Pages
          ------------------------                     -------    -------
- ----------------------------------                ------------------------------


- ---- ---------------------------------------------------------------------------
 1   NAME OF REPORT PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Russell L. Anmuth                           I.D. ####-##-####
- ---- ---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [X]

- ---- ---------------------------------------------------------------------------
 3   SEC USE ONLY

- ---- ---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     PF
- ---- ---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

- ---- ---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- -------------- --------- -------------------------------------------------------
                  7      SOLE VOTING POWER

                         100 shares of Common Stock
               --------- -------------------------------------------------------
  NUMBER OF       8      SHARED VOTING POWER
   SHARES
BENEFICIALLY             251,450 shares of Common Stock
  OWNED BY
    EACH       --------- -------------------------------------------------------
  REPORTING       9      SOLE DISPOSITIVE POWER
 PERSON WITH
                         100 shares of Common Stock
               --------- -------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                         251,450 shares of Common Stock

- ---- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

     251,550 shares of Common Stock
- ---- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

- ---- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
- ---- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
- ---- ---------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          This Amendment No. 2, dated September 25, 1996, to the Schedule 13, dated January 22, 1996, as amendmed by Amendment No. 1, dated April 22, 1996, filed on behalf of WisdomTree Associates, L.P. (the "Partnership"), WisdomTree Capital Management, Inc. (the "General Partner"), WisdomTree Offshore, Ltd. ("WisdomTree Offshore"), Jonathan L. Steinberg ("Mr. Steinberg") and Russell L. Anmuth ("Mr. Anmuth" and collectively, the "Reporting Entities"), relates to the Common Stock, par value $1.00 per share (the "Common Stock"), of The Diana Corporation, a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and restated as set forth below:

          Of the 219,900 shares of Common Stock acquired by the Partnership (the "Partnership Purchases"), 210,650 shares were acquired in brokered transactions for an aggregate purchase price of $2,348,439.97 and 9,250 shares were acquired pursuant to a five percent stock dividend payable on January 5, 1996 to shareholders of record on December 18, 1995. The 31,550 shares of Common Stock purchased by WisdomTree Offshore (the "Offshore Purchases") were acquired in brokered transactions for an aggregate purchase price of $846,530.70. The 100 shares of Common Stock acquired by Mr. Anmuth were acquired in brokered transactions for an aggregate purchase price of $2,466.

          The source of funds for the Partnership Purchases was investment capital contributed by the Partnership. The source of funds for the Offshore Purchases was investment capital contributed by WisdomTree Offshore. The source of funds for the shares purchased by Mr. Anmuth was personal funds contributed by Mr. Anmuth.

Item 5.  Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated as set forth below:

          (a) As of September 24, 1996, the Partnership beneficially owned a total of 219,900 shares of the Common Stock of the Company, the General Partner beneficially owned a total of 251,450 shares of the Common Stock of the Company, WisdomTree Offshore beneficially owned a total of 31,550 shares of the Common Stock of the Company, Mr. Steinberg beneficially owned a total of 251,450 shares of the Common Stock of the Company and Mr. Anmuth beneficially owned a total of 251,550 shares of the Common Stock of the Company, constituting 4.4%, 5.0%, 0.6%, 5.0% and 5.0%, respectively, of the shares of Common Stock then outstanding, based on 5,028,590 shares of Common Stock reported to be outstanding as disclosed in the Company's quarterly report on Form 10-Q the quarter ended July 20, 1996. As of September 24, 1996, the Reporting Entities beneficially owned a total of 251,550 shares of the Common Stock of the Company, constituting 5.0% of the shares of Common Stock then outstanding. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, beneficially owns any shares of the Common Stock of the Company, except pursuant to their interests in the Partnership, the General Partner and WisdomTree Offshore.

          (b) The Partnership, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 219,900 shares of Common Stock. WisdomTree Offshore, the General Partner, Mr. Steinberg and Mr. Anmuth share voting and dispositive power with respect to 31,550 shares of Common Stock. Mr. Anmuth has sole voting and dispositive power with respect to 100 shares of Common Stock. To the best of the knowledge of the Reporting Entities, none of the individuals listed on Schedule A, with the exception of Mr. Steinberg and Mr. Anmuth, has any voting or dispositive power with respect to shares of Common Stock.

          (c) Information concerning transactions in Common Stock effected by the Reporting Entities during the past 60 days is set forth in Schedule B hereto and is incorporated by reference. Except as set forth in Schedule B, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best of the knowledge of the Reporting Entities, by any of the persons identified in Schedule A during the past 60 days.

          (d) Not applicable.

          (e) Not applicable.

                                   SCHEDULE A


          The following table sets forth the name and principal employment of each of the officers and directors of WisdomTree Capital Management, Inc., Individual Investor Group, Inc. and WisdomTree Offshore, Ltd., as well as the business address of each director of such entities not employed by such entities.


WisdomTree Capital
Management, Inc.                           Position
- ------------------                         --------

Jonathan L. Steinberg                      Chairman, Chief Executive
                                           Officer, Treasurer and Director

Robert Schmidt                             President and Director

Scot Rosenblum                             Vice President, Secretary and
                                           Director

Russell Anmuth                             Vice President


Individual Investor
Group, Inc.                                Position
- --------------------                       --------

Jonathan L. Steinberg                      Chairman, Chief Executive
                                           Officer and Director

Robert Schmidt                             President, Chief Operating
                                           Officer and Director

Scot Rosenblum                             Vice President, Secretary and
                                           Director

Henry Clark                                Controller and Assistant
                                           Secretary

Peter M. Ziemba                            Assistant Secretary

Bruce Sokoloff                             Director; Executive Vice
                                           President, Reliance Group
                                           Holdings, Inc., 55 East 52nd
                                           Street, New York, New York  10055

WisdomTree Offshore, Ltd.                  Position
- -------------------------                  --------

Jonathan L. Steinberg                      Vice President

Scot Rosenblum                             Chairman, Vice President and Director

Christopher Wetherhill                      President and Director; Chief
                                            Executive Officer, The
                                            Hemisphere Group Limited,
                                            Hemisphere House, 9 Church
                                            Street, Hamilton, Bermuda

Charles Quin                                Director; Partner, Quin &
                                            Hampson, George Town, Grand
                                            Cayman, Cayman Islands.

                                   SCHEDULE B


The Partnership
- ---------------

1. On August 22, 1996, the Partnership sold 10,000 shares of Common Stock of the Company in brokered transactions at a price of $33.30 per share.

2. On September 9, 1996, the Partnership sold 10,000 shares of Common Stock of the Company in brokered transactions at a price of $46.84 per share.

3. On September 12, 1996, the Partnership sold 2,100 shares of Common Stock of the Company in brokered transactions at a price of $45.17 per share.


WisdomTree Offshore
- -------------------

1. On July 25, 1996, WisdomTree Offshore purchased 950 shares of Common Stock of the Company in brokered transactions at a price of $23.80 per share.


2. On July 29, 1996, WisdomTree Offshore purchased 5,000 shares of Common Stock of the Company in brokered transactions at a price of $24.11 per share.

3. On September 12, 1996, WisdomTree Offshore sold 2,800 shares of Common Stock of the Company in brokered transactions at a price of $45.18 per share.




Mr. Anmuth
- ----------

1. On August 21, 1996, Mr. Anmuth purchased 100 shares of Common Stock of the Company in brokered transactions at a price of $24.66 per share.

                                   SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated: September 25, 1996                      WISDOMTREE ASSOCIATES, L.P.

                                               By: WisdomTree Capital
                                                       Management, Inc.,
                                                       General Partner



                                               By:/s/ Scot A. Rosenblum
                                               Name:  Scot A. Rosenblum
                                               Title: Vice President



Dated: September 25, 1996                      WISDOMTREE CAPITAL
                                               MANAGEMENT, INC.



                                               By:/s/ Scot A. Rosenblum

                                               Name:  Scot A. Rosenblum
                                               Title: Vice President



Dated: September 25, 1996                      WISDOMTREE OFFSHORE, LTD.



                                               By:/s/ Scot A. Rosenblum

                                               Name:  Scot A. Rosenblum
                                               Title: Director



Dated: September 25, 1996                       By:/s/ Jonathan L. Steinberg
                                                  -------------------------
                                                   Jonathan L. Steinberg




Dated: September 25, 1996                      By:/s/ Russell L. Anmuth
                                                  ---------------------
                                                  Russell L. Anmuth